Exhibit 99.3

WELCOME TO THE
NASDAQ FAMILY!
WAVE NasdaqListed
Eco Wave Power
Nasdaq
1155 AVENUE OF THE AMERICAS

Changing the World One Wave at a Time

Eco Wave Power Global AB (publ)

Introduction

In this interim report as of and for the six months period ended June 30, 2021, the terms “Eco Wave Power Global,” “Eco Wave Power,” “EWPG,” “EWP,” “we,” “our,” “us,” and the “Company” refer to Eco Wave Power Global AB (publ), a company organised under the laws of Sweden, and, where appropriate, its subisidaries. Until June 9, 2021, our name was EWPG Holding AB (publ). On May 31, 2021, our shareholders approved amended and restated articles of association at an extraordinary general meeting of shareholders whereby, among other things, our name was changed to Eco Wave Power Global AB (publ).

Forward-looking statements

Some of the statements made in this interim report constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” “intends” or “continue,” or the negative of these terms or other comparable terminology.

Risk factors

More detailed information about the risks and uncertainties affecting EWPG is contained under the heading “Risk Factors” in EWPG’s Registration Statement on Form F-1 filed with the SEC, which is available on the SEC’s website, www.sec.gov.

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First half of 20211

Group

●	Revenues of 31,000 USD (0) from feasibility study. In addition to the company’s WEC technology, the company is also building out a pipeline of ancillary technology services that it may provide to its customers and other parties, such as other companies and research institutions. These services currently include feasibility studies for potential customers of WEC technology. The revenue recorded in the first half of 2021 are from a feasibility study.

●	Operating loss increased to 1.29 million USD (USD 0.69 million). Research and development expenses increased to USD 0.35 million (USD 0.14 million), sales and marketing expenses amounted to USD 0.22 million (USD 0.16 million). General and administrative expenses amounted to USD 0.7 million (USD 0.4 million). Q2 2020 general and administrative expenses were reduced by a one-off item by USD 0.12 million, pertaining to a cost item that was settled at a lower amount than reserved for.

●	Net loss for the period increased to USD -1.24 million (USD - 0.79 million).

●	Loss per share of -0.04 USD (-0.02 USD).

●	As of 30 June 2021, cash and cash equivalents amounted to USD 9.04 million (USD 10.6 million) and shareholders’ equity amounted to USD 9.1 million (USD 10.5 million)

●	Total number of outstanding shares amounted to 35,194,844 (35,194,844).

●	Cash flow from operating activities decreased to USD -1.29 million (USD -0.93 million).

●	Average number of employees of 15 (15).

Parent Company

●	Loss for the period amounted to USD -0.18 million (USD -0.08 million). Q2 2020 General and administrative expenses were reduced by a one-off item by USD 0.12 million (see comments on Group above).

●	Shareholders’ equity amounted to USD 11.5 million (USD 10.9 million).

Significant events in the quarter ended June 30, 2021

●	EWP EDF One Project - Pursuant to the engineering coordination permit from the Municipality of Tel-Aviv Jaffa (permit number 2020-3249) Eco Wave Power completed the breakwater’s cement reinforcement works, meant to enable the installation of floaters on the sea wall of the Port of Jaffa, Israel. In parallel, the Company is in an advanced production process of the first set of floaters. Upon production completion, the company will gradually commence installation of floaters, supporting structures and hydraulic pipes onto the new cement layers.

In June, the company announced that the conversion unit of the EWP-EDF One unit has arrived to the implementation site at the Port of Jaffa. Preparations are underway for the unit’s installation and grid connection.

[1]	Numbers in parentheses refers to outcomes during the corresponding period of the previous year.

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●	Portugal - In order to accelerate the progress of its’ Portuguese planned project, Eco Wave Power appointed Pedro Ernesto Ferreira as head of its Portuguese operations.

The news came shortly after Eco Wave Power revealed the incorporation of a subsidiary in Portugal, which commenced the licensing process for first 1MW of the 20MW Concession Agreement entered with APDL in 2020. Pedro brings a wealth of experience developing from leading advanced energy organizations.

He began his professional career at EFACEC Group (“EFACEC”), as a member of the research and development team responsible for many of the energy applications present in EFACEC’s product “Scatex Plus” for Supervisory, Control and Data Acquisition, for management of electric power systems, present in several utilities for operational grid management. Presently he is an asset management specialist at Energias de Portugal (“EDP”) – his main purpose is to supervise and manage the operation of all EDP’s hydroelectric power plants in Portugal ensuring the surveillance, flood control and remote operation of the installations. Pedro holds a Master’s degree in electrical and Computer Engineering from the Faculty of Engineering of the University of Porto (“FEUP”) and has been working towards a PhD on Sustainable Energy Systems at FEUP/Massachusets Institute of Technology and Institute for Systems and Computer Engineering, Technology and Science. He is also the Chair of Future Energy Leaders (“FEL-100”) in Portugal and member of FEL-100 (a program by the Associação Portuguesa da Energia and World Energy Council).

Following the appointment, the company announced that Capitania do Porto do Douro (Port Authority of the Douro), in Portugal, has provided an approval for the installation of a Spotter Buoy in proximity to Barra do Douro breakwater, with the purpose of collecting wave data for Eco Wave Power’s planned wave energy project in the region. The installation of the Spotter Buoy was performed on the 24th of June, by the Portuguese diving company – OCEANSUBTECH, which has several decades of experience in commercial diving for the purpose of projects installation, maintenance and inspection of underwater structures, maritime and hydraulic works.

●	Projects Pipeline and Penetration to New Markets – Eco Wave Power entered an memorandum of understanding with the Port of Pecem in Brazil for the joint exploration and pre-feasibility studies for a potential wave energy project of up to 9MW in the port. In addition, Eco Wave Power was selected to participate in Rising UP in Spain, a soft-landing and acceleration initiative by the Spanish governmental organization ICEX Invest in Spain, and in Global Tech Connect UK Cleantech Bootcamp. The programs are a unique opportunity for Eco Wave Power to establish partnerships and grow in Spain and the UK, two of the world’s most attractive markets for wave energy.

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●	Grants – Eco Wave Power received three grant approval notices during the month of June, with the first being a EUR 178,500 (approximately 212,000 USD) grant from the European Union (“EU”) as part of the ILIAD Consortium. The ILIAD Consortium, which has been awarded EUR 17 million (approximately 20,000 USD) by the EU as part of the EUR 1 billion European Green Deal, is comprised of 56 partners from 18 different countries in Europe, the Middle East and North Africa and will develop, operate, and demonstrate the ILIAD Digital Twin of the Ocean (DTO).

The second grant was awarded to Eco Wave Power and the Queen Mary University of London (QMUL) by the Wohl Clean Growth Alliance, with the goal of promoting and facilitating the establishment of a long-term research collaboration between Professor Guang Li and Dr. Kamyar Mehran from QMUL, and Eco Wave Power’s engineering team.

The third grant was approved for Eco Wave Power Gibraltar, a subsidiary of Eco Wave Power, by Innovate UK – the UK’s innovation agency. A grant budget of GBP 296,787 was approved as part of the Energy Catalyst Round 8: clean energy - experimental development competition, for a project titled “Sea Wave Energy Powered Microgrid for Remote Islands and Rural Coasts”, to be executed in collaboration with the UK Queen Mary University of London (QMUL), the Asian Institute of Technology (AIT), and the Provincial Electricity Authority (PEA) of Thailand. The grant funding will be divided among the parties in accordance with each party’s contribution to the project, and Eco Wave Power will be granted GBP 103,993 (approximately USD 144,000), and will contribute additional 44,569 GBP (approximately USD 62,000).

●	Name Change - EWPG Holding AB announced a name change to "Eco Wave Power Global", in order to better reflect the Eco Wave Power brand. The name change was approved by the company’s shareholders at an extraordinary general meeting held on May 31, 2021.

~~●~~	Media Coverage & Recognition - Eco Wave Power and its’ innovative technology were featured in The Daily Climate Show, a new series by Sky News which investigates how global warming is changing our landscape and impacting our lives, while Inna Braverman, Founder and CEO of Eco Wave Power participated in an industry roundtable discussion session at the Qatar Economic Forum, powered by Bloomberg. The Forum hosted leading speakers including: The Rt. Hon. Boris Johnson MP-Prime Minister of the United Kingdom, Steven T. Mnuchin- 77th Secretary of the Treasury of The United States of America, David Beckham, Börje Ekholm- President and CEO of Ericsson Group, Ruth Porat-Chief Financial Officer of Alphabet Inc. and Google LLC, Patrick Pouyanné- Chairman and CEO of Total Energies SE and other business leaders, heads of state and policy innovators.

Significant events after the reporting date

●	On July 6, 2021, Eco Wave Power Global AB (publ) (Nasdaq US: WAVE; Nasdaq First North: ECOWVE) (“EWPG” or the “Company”) announced the closing of its underwritten public offering of 1,000,000 American Depository Shares (the “ADSs”), representing 8,000,000 common shares at a price to the public of $8.00 per ADS. The ADSs began trading on the Nasdaq Capital Market (“Nasdaq US”) on July 1, 2021.

EWPG granted A.G.P./Alliance Global Partners (“AGP”), the underwriter, a 30-day option to purchase up to 150,000 additional ADSs to cover over-allotments, at the public offering price, less the underwriting discounts and commissions. A.G.P. exercised its option in full on July 1, 2021. The closing of all 1,150,000 ADSs, representing 9,200,000 common shares, occurred simultaneously.

The gross proceeds to the Company from this offering were approximately $9.2 million, before deducting underwriting discounts, commissions and other offering expenses, including the exercise of the over-allotment option. Net proceeds were approximately $7.8 million. The financial effect of the IPO is not reflected in this interim report as they occurred after the reporting date.

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●	Projects Pipeline and Penetration to New Markets - On August 17, 2021 Eco Wave Power announced that its Israeli subsidiary, Eco Wave Power Ltd. entered into a collaboration agreement with the Procurement Administration in the Israeli Ministry of Defense for the Israeli Navy (the “Navy”), to examine the feasibility of installing Eco Wave Power technology at Navy bases. According to the terms of the agreement, Eco Wave Power will immediately begin the procurement and deployment of wave measuring systems to collect extended wave data, in one to three potential locations at the Navy bases, while the Navy will secure all permits for the deployment of the wave measuring equipment.

The Navy’s specialized diving team will install the measurement equipment in the territorial waters of the Navy’s bases. At the end of the measurement period, Eco Wave Power will share the information collected with the Navy, which, in turn, will test the applicability of the technology in line with the prevailing waves in the selected sites. Then, Eco Wave Power and the Navy will jointly analyze the results, and create energy production forecasts, based on such analysis.

Upon identifying the most suitable locations for the installation, and provided that the technology is found to be feasible for the proposed locations, the Navy and Eco Wave Power will use their best efforts to work towards the next step of the collaboration, which is the potential deployment of the Eco Wave Power technology for production of clean electricity for the Navy bases.

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●	Portugal - On August 19, 2021 Eco Wave Power announced that its Portuguese subsidiary, EW Portugal- Wave Energy Solutions Unipessoal Lda. (“EW Portugal”), received an installation and grid connection permit of 1MW in the form of a Small-Production Unit registration approval (registration number 5089) from the Portuguese Directorate-General for Energy and Geology (DGEG). This registration approval is required for the installation and grid connection of a 1MW pilot project at the Barra do Douro breakwater in Porto, Portugal.

The Small-Production Unit registration approval is the first permit required by EW Portugal to proceed with the actual installation and grid connection of a first 1MW wave energy power station on the ocean side of the Barra do Douro breakwater.

The 1MW project is planned to be the first stage of the 20MW Concession Agreement entered into with Administração dos Portos do Douro, Leixões e Viana do Castelo, S.A. (“APDL”) in April 2020, for the potential usage of four locations owned and operated by APDL.

About EcoWave Power Global AB

Eco Wave Power Global AB (publ) (“Eco Wave Power”) is a leading onshore wave energy technology company that developed a patented, smart and cost-efficient technology for turning ocean and sea waves into green electricity. Eco Wave Power’s mission is to assist in the fight against climate change by enabling commercial power production from sea and ocean waves.

EWP is recognized as a “Pioneering Technology” by the Israel’s Ministry of Energy and was labelled as an “Efficient Solution” by the Solar Impulse Foundation. EWP’s project in Gibraltar has received funding from the European Union Regional Development Fund and from the European Commission’s HORIZON2020 framework program, and the company was recently recognized by the United Nations in receiving the “Climate Action Award”.

Eco Wave Power Global’s common share (ticker: ECOWVE) are traded on Nasdaq First North Growth Market and its ADSs are traded on Nasdaq US (ticker: WAVE). Read more about Eco Wave Power at: www.ecowavepower.com.

Information contained on, or that can be accessed through, our website does not constitute a part of this interim report. We have included our website address in this interim report solely as an inactive textual reference.

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The second quarter of 2021 has been an eventful period for Eco Wave Power Global. In the operational aspect, we have fully completed the breakwater’s cement works for the EWP-EDF One project and have transported the project’s conversion unit to the implementation site.

Currently, the Company is progressing with the production of the floaters and is in the process of installing the hydraulic pipes, building an access platform for the conversion unit, working towards finalizing the grid connection works and performing other necessary works on the land side of the project. Once the wave energy array will be operational and grid connected, it will be the first time in the history of Israel that wave energy will officially connect to the national electric grid.

Whereas, in Portugal the company appointed Pedro Ernesto Ferreira as head of our Portuguese operations, shortly after we announced the incorporation of a subsidiary in Portugal, which commenced the licensing process for first 1MW of the 20MW Concession Agreement entered with APDL in 2020. On August 19, 2021 we were pleased to announce that we received an installation and grid connection permit of 1MW in the form of a Small-Production Unit registration approval (registration number 5089) from the Portuguese Directorate-General for Energy and Geology (DGEG).

The Small-Production Unit registration approval is the first permit required by EW Portugal to proceed with the actual installation and grid connection of a first 1MW wave energy power station on the ocean side of the Barra do Douro breakwater.

In addition, the Company installed a Spotter Buoy in proximity to Barra do Douro breakwater, with the purpose of collecting wave data for Eco Wave Power’s planned wave energy project in the region.

We have also continued our new-markets penetration strategy with the signing of a memorandum of understanding with the Port of Pecem in Brazil for the joint exploration and pre-feasibility studies for a potential wave energy project of up to 9MW and participating in two accelerator programs: in Spain (Rising UP in Spain) and in the UK (Cleantech Bootcamp 2021).

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Both programs present a unique opportunity to establish partnerships and to grow in two of the world’s most attractive markets for wave energy. Spain has 8,000 km of coastline and set an ambitious target of 74% renewables by 2030, while the UK has over 12,500 km of coastline and a target of reaching net-zero by 2050.

While on August 17, 2021 Eco Wave Power announced that its Israeli subsidiary, Eco Wave Power Ltd. entered into a collaboration agreement with the Procurement Administration in the Israeli Ministry of Defense for the Israeli Navy (the “Navy”), to examine the feasibility of installing Eco Wave Power technology at Navy bases, which may open a whole new potential market sector for wave power.

In the same time, during this quarter, we were able to reinforce the Company’s capital position, through the winning of three different grants: an EU grant (as part of the ILIAD Consortium, The European Green Deal), a grant from Wohl Clean Growth Alliance and a third grant from Innovate UK. We believe this reinforces the European interest and support for the wave energy sector.

In addition, we have dual listed our Company on the Nasdaq US (where our ADSs trade under ticker symbol: WAVE) and raised 9.2 million USD (around SEK 80 million), before deducting underwriting discounts, commissions and other offering expenses.

The newly raised funds meet most of the near future capital requirements and enable us to accelerate our commercialization plan.

I would like to finalize my letter by welcoming the new shareholders of Eco Wave Power Global, following our listing on Nasdaq US on the first of July, 2021.

Thank you for joining our journey of changing the world, one wave at a time!

Kind Regards,

Inna Braverman

CEO

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Consolidated key figures

	Q2 2021	Q2 2020	H1 2021	H1 2020	2020
Revenue from services (USD thousand)	-	31	-	31	-
Operating profit (USD thousand)	-753	-263	-1,286	-691	-1,818
Profit (loss) for the period (USD thousand)	-765	-283	-1,241	-785	-1,970

Cash and cash equivalents at period end (USD thousand)	9,043	10,562	9,043	10,562	10,734

Equity ratio at period end (%)	82%	86%	82%	86%	85%

Outstanding shares at period end (million)	35.2	35.2	35.2	35.2	35.2
Outstanding shares on average (million)	35.2	35.2	35.2	35.2	35.2
Profit (loss) for the period per share (USD)	-0.02	-0.01	-0.04	-0.02	-0.06
Shareholders’ equity per share at period end (USD)	0.26	0.30	0.26	0.30	0.31

No. of employees on average (FTE)	15	15	15	15	15

Definitions of key figures

KEY FIGURE	DEFINITION
Cash and cash equivalents	Includes cash and cash equivalents and short-term deposits
Equity ratio (%)	Shareholders’ equity divided by total assets at the end of the period.
Profit (loss) for the period per share (USD)	Profit (loss) for the period in relation to the average number of outstanding shares in the period.
Shareholders’ equity per share (USD)	Shareholders’ equity in relation to the number of outstanding shares at the end of the period.

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Consolidated statement of loss

USD thousands (except share and per share data)	Q2 2021	Q2 2020*	H1 2021	H1 2020*	2020
REVENUE FROM SERVICES	-	-	31	-	-
COST OF SERVICES	-	-	(27)	-	-
GROSS PROFIT	-	-	4	-	-
OPERATING EXPENSES
RESEARCH AND DEVELOPMENT EXPENSES	(195)	(50)	(355)	(143)	(366)
SALES AND MARKETING EXPENSES	(130)	(69)	(220)	(157)	(348)
GENERAL AND ADMINISTRATIVE EXPENSES	(428)	(144)	(715)	(391)	(1,104)
TOTAL OPERATING EXPENSES	(753)	(263)	(1,290)	(691)	(1,818)

OPERATING LOSS	(753)	(263)	(1,286)	(691)	(1,818)
FINANCIAL (EXPENSES) INCOME, NET	(12)	(20)	45	(94)	(151)
LOSS BEFORE INCOME TAX	(765)	(283)	(1,241)	(785)	(1,969)
INCOME TAX EXPENSE	-	-	-	-	(1)
NET LOSS	(765)	(283)	(1,241)	(785)	(1,970)

ATTRIBUTABLE TO:
THE PARENT COMPANY SHAREHOLDERS	(765)	(283)	(1,241)	(774)	(1,959)
NON-CONTROLLING INTERESTS	-	-	-	(11)	(11)
	(765)	(283)	(1,241)	(785)	(1,970)

LOSS PER COMMON SHARE – BASIC AND DILUTED	(0.02)	(0.01)	(0.04)	(0.02)	(0.06)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES USED IN CALCULATION OF LOSS PER COMMON SHARE	35,194,844	35,194,844	35,194,844	35,194,844	35,194,844

*	As restated – See note 2.

The accompanying notes are an integral part of the consolidated financial statements.

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Consolidated statement of comprehensive loss

USD thousands	Q2 2021	Q2 2020*	H1 2021	H1 2020*	2020

LOSS FOR THE PERIOD	(765)	(283)	(1,241)	(785)	(1,970)

ITEMS THAT MAY BE RECLASSIFIED TO PROFIT OR LOSS
EXCHANGE DIFFERENCES ON TRANSLATION OF FOREIGN OPERATIONS	(38)	(153)	(17)	5	(54)

ITEMS THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS
EXCHANGE DIFFERENCES ON TRANSLATION TO PRESENTATION CURRENCY	272	751	(429)	(53)	1,451
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD	(531)	315	(1,687)	(833)	(573)

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD IS ATTRIBUTABLE TO:
THE PARENT COMPANY SHAREHOLDERS	(531)	315	(1,687)	(822)	(562)
NON-CONTROLLING INTERESTS	-	-	-	(11)	(11)
	(531)	315	(1,687)	(833)	(573)

*	As restated – See note 2.

The accompanying notes are an integral part of the consolidated financial statements.

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Consolidated statement of financial position

	As of
USD thousands	June 30, 2021	June 30, 2020	December 31, 2020

Assets
NON-CURRENT ASSETS:
Right-of-use assets, net	150	238	208
Property and equipment, net	1,271	1,301	1,472
Investments accounted for using the equity method	150	-	-
TOTAL NON-CURRENT ASSETS	1,571	1,540	1,680

CURRENT ASSETS:
Current receivables	70	91	98
Prepaid expenses and accrued income	388	28	119
Restricted short-term bank deposits	67	70	68
Cash and cash equivalents	9,043	10,562	10,734
TOTAL CURRENT ASSETS	9,568	10,751	11,019

TOTAL ASSETS	11,139	12,291	12,699

Equity and liabilities
EQUITY:
Common shares	76	76	76
Share premium	15,179	15,179	15,179
Foreign currency translation reserve	1,130	131	1,576
Accumulated deficit	(7,277)	(4,851)	(6,036)
Capital and reserves attributable to parent company shareholders	9,108	10,535	10,795
Non-controlling interest	-	-	-
TOTAL EQUITY	9,108	10,535	10,795

NON-CURRENT LIABILITIES:
Lease liabilities, net of current maturities	72	159	123
Long-term loans from related party, net of current maturities	861	835	1,062
Long-term loan other, net of current maturities	133	119	134
TOTAL NON-CURRENT LIABILITIES	1,066	1,113	1,319

CURRENT LIABILITIES:
Current maturities of lease liabilities	97	87	96
Current maturities of long-term loans	223	209	-
Accounts payable and accruals:
Trade	26	132	43
Other	511	164	330
Accrued expenses and prepaid income	108	50	116
TOTAL CURRENT LIABILITIES	965	643	585

TOTAL EQUITY AND LIABILITIES	11,139	12,291	12,699

*	As restated – See note 2.

The accompanying notes are an integral part of the consolidated financial statements.

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Consolidated statement of changes in equity

USD thousands	Common shares capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total for company's shareholders	Non- controlling interest	Total
BALANCE AT JANUARY 1, 2020	76	15,179	179	(4,077)	11,357	11	11,368
CHANGES IN THE PERIOD:
Loss	-	-	-	(774)	(774)	(11)	(785)
Other comprehensive loss	-	-	(48)	-	(48)	-	(48)
Total comprehensive income for the period	-	-	(48)	(774)	(822)	(11)	(833)
BALANCE AT JUNE 30, 2020*	76	15,179	131	(4,851)	10,535	-	10,535

BALANCE AT JANUARY 1, 2021	76	15,179	1,576	(6,036)	10,795	-	10,795
CHANGES IN THE PERIOD:
Loss	-	-	-	(1,241)	(1,241)	-	(1,241)
Other comprehensive loss	-	-	(446)	-	(446)	-	(446)
Total comprehensive income for the period	-	-	(446)	(1241)	(1,687)	-	(1,687)
BALANCE AT JUNE 30, 2021	76	15,179	1,130	(7,277)	9,108	-	9,108

*	As restated – See note 2.

The accompanying notes are an integral part of the consolidated financial statements.

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Consolidated cash flow statement

USD thousands	Q2 2021	Q2 2020	H1 2021	H1 2020	2020
CASH FLOWS – OPERATING ACTIVITIES:
Net loss	(765)	(283)	(1,241)	(785)	(1,970)
Adjustments for:
Depreciation and amortization	62	31	123	61	123
Interest on loans	13	13	27	28	54
Changes in operating assets and liabilities
(Increase) Decrease in prepaid expenses and other receivables	(214)	54	(251)	100	28
Increase (Decrease) in accounts payable and accruals	124	(279)	56	(340)	(342)
Net cash used in operating activities	(780)	(464)	(1,286)	(936)	(2,107)

CASH FLOWS – INVESTING ACTIVITIES:
Investments in short-term deposits	-	6	-	40	48
Purchase of property and equipment	-	(76)	(3)	(114)	(177)
Net cash used in investing activities	-	(70)	(3)	(74)	(129)

CASH FLOWS - FINANCING ACTIVITIES:
Principal elements of lease payments	(26)	(23)	(51)	(47)	(96)
Net cash used in financing activities	(26)	(23)	(51)	(47)	(96)

DECREASE IN CASH AND CASH EQUIVALENTS	(806)	(557)	(1,340)	(1,057)	(2,332)

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD	9,570	10,353	10,734	11,702	11,702
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	279	765	(351)	(83)	1,364
CASH AND CASH EQUIVALENTS - END OF PERIOD	9,043	10,562	9,043	10,562	10,734

Investing activities financing and non-cash
Non-cash investment in a joint venture	-	-	-152	-	-

The accompanying notes are an integral part of the consolidated financial statements.

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Parent company statement of comprehensive income (loss)

USD thousands	Q2 2021	Q2 2020	H1 2021	H1 2020	2020
OPERATING EXPENSES
SALES AND MARKETING EXPENSES	(16)	(7)	(28)	(10)	(44)
GENERAL AND ADMINISTRATIVE EXPENSES	(93)	8	(187)	(73)	(414)
TOTAL OPERATING EXPENSES	(109)	1	(215)	(83)	(458)

OPERATING LOSS	(109)	1	(215)	(83)	(458)
FINANCIAL INCOME	23	-	42	-	34
FINANCIAL EXPENSES	(2)	-	(3)	-	(1)
LOSS BEFORE INCOME TAX	(88)	1	(176)	(83)	(425)
INCOME TAX EXPENSE	-	-	-	-	-
NET LOSS FOR THE PERIOD	(88)	1	(176)	(83)	(425)
EXCHANGE DIFFERENCES ON TRANSLATION TO PRESENTATION CURRENCY	285	793	(456)	(42)	1,480
TOTAL COMPREHENSIVE INCOME (LOSS) FOR THE PERIOD	197	794	(632)	(125)	1,055

The accompanying notes are an integral part of the consolidated financial statements.

16

Parent company statement of financial position

USD thousands	June 30, 2021	June 30, 2020	December 31, 2020
Assets
NON-CURRENT ASSETS	68	62	70
CURRENT ASSETS	11,628	11,110	12,243

TOTAL ASSETS	11,696	11,172	12,313

Equity and liabilities
EQUITY	11,543	10,996	12,175
CURRENT LIABILITIES	153	176	138

TOTAL EQUITY AND LIABILITIES	11,696	11,172	12,313

The accompanying notes are an integral part of the consolidated financial statements.

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Notes to the financial reports

1. Accounting standard and basis of accounting

This interim report has been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting and in accordance with Swedish Annual Accounts Act. With respect to the Parent Company, this interim report has been prepared in accordance with the Swedish Annual Accounts Act and in compliance with RFR 2, Accounting for Legal Entities. This report does not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the annual report for 2020, available on the Company’s website. The same accounting principles and calculation methods have been used in this report as in the annual report.

This interim report has not been reviewed by the Company’s auditors.

2. Correction of errors and reclassification

As of year-end 2020 the Company has made some corrections of errors and reclassifications that have had an effect on the historical numbers that were presented in the Company’s 2020 annual report which was published in Sweden on 28 May, 2021. These corrections are now incorporated in the Q2 2021 interim report. Please refer to Note 3 to the annual report 2020 published in Sweden on 28 May, 2021, for more information.

3. Company information and reporting entity

EWPG Holding AB (publ) (the “Company” or the “Parent Company”) is a Swedish public limited liability company incorporated on March 27, 2019 and registered with the Swedish Companies Registration Office on April 17, 2019. The Company’s shares are traded at Nasdaq First North Growth Market. The Company’s registered office is at Strandvägen 7A, 114 56 Stockholm, Sweden.

4. Establishing of the Group

The Company acquired Eco Wave Power Ltd. on June 10, 2019 through an issue in kind and then became the Parent Company of the newly formed group. At the time of acquisition, the Company had no assets or operations. The purpose of the acquisition was to incorporate the operations according to Swedish law prior to the listing on Nasdaq First North Growth Market in Stockholm. The previous shareholders of Eco Wave Power Ltd. became the majority shareholders of the Company, and the substance of the transaction is therefore that Eco Wave Power Ltd. acquired the Company. Applying the rules in IFRS 3 regarding reverse acquisitions, comparative figures are those of the group for which Eco Wave Power Ltd. is the parent company.

5. Consolidation

The “Group” or “Eco Wave Power” refers to the group for which the Company is the parent company. The Company is the parent company to wholly-owned subsidiary Eco Wave Power Ltd., reg. no. 514593722, a private limited liability company incorporated under the laws of Israel. Eco Wave Power Ltd. is the parent company of the wholly- and partially-owned subsidiaries:

●	Eco Wave Power Australia PTY Ltd., reg. no. 632805353, a private limited liability company incorporated under the laws of Australia. 100% ownership.

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●	Eco Wave Power Gibraltar Limited, reg. no. 113264, a private limited liability company incorporated under the laws of Gibraltar. 100% ownership.

●	Eco Wave Power Mexico, reg. no. 507055 a private limited liability company incorporated under the laws of Mexico. 54% ownership. This subsidiary in turn owns 99.99% of Eco Wave Manzanillo I, reg. no. 562840 a private limited liability company incorporated under the laws of Mexico.

●	Suzhou Eco Wave Power Technology Co., Ltd., reg. no. 913205810942967451, a private limited liability company incorporated under the laws of the PRC. 90% ownership.

●	EW PORTUGAL - WAVE ENERGY SOLUTIONS, UNIPESSOAL LDA., NIPC 516138626, a private limited liability company incorporated under the laws of Portugal. 100% ownership.

Joint venture

Eco Wave Power Ltd. ownes 50% of EDF EWP One Ltd., reg. no. 516065943, a private limited liability company incorporated under the laws of Israel.

The remaining part of EWP EDF One Ltd. is owned by EDF Renewables IL in Israel. The aim is to exclusively cooperate in the development, financing, design, procurement, construction and operation of the expansion project at Jaffa Port and to evaluate further possible collaborations in wave power. During the 6 months period ended June 30, 2021, Eco Wave Power Ltd. has invested USD 152 thousands in EWP EDF One Ltd.

6. Risk Factors

The Group is exposed to several general and company specific risks that can impact operations and the financial performance of the Group. Management works pro-actively to identify, monitor and mitigate identified risks. Below is a non-exhaustive list of risks, which management considers to be material.

●	Immature market for the Company’s products.

●	Sales and marketing efforts.

●	IP rights and R&D.

●	Environmental responsibility for damages.

●	Permits and changes in the regulatory framework.

●	The market price of the Company’s share.

More detailed information about risks and uncertainties is contained under the heading “Risk Factors” in EWPG’s registration Statement on Form F-1 filed with the SEC, which is available on the SEC’s website, www.sec.gov.

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7. Revenue from services

Revenues of USD 31,000 (0) from feasibility study services in Asia. The company is building out a pipeline of ancillary technology services that it may provide to its customers and other parties, such as other companies and research institutions in addition to the company’s WEC technology. These services currently include feasibility studies for potential customers of WEC technology.

8. Contingent liabilities

There has been no change to the group contingent liabilities since 31 December 2020.

9. Events after the reporting period

Changes in the Company’s equity

In July 2021, the Company completed an underwritten public offering of 1,000,000 American Depository Shares (the “ADSs”), representing 8,000,000 common shares at a price to the public of USD 8.00 per ADS. The ADSs began trading on the Nasdaq Capital Market (“Nasdaq”) on July 1, 2021.

The company granted A.G.P./Alliance Global Partners, the underwriter, a 30-day option to purchase up to 150,000 additional ADSs to cover over-allotments, at the public offering price, less the underwriting discounts and commissions. A.G.P. exercised its option in full on July 1, 2021. The closing of all 1,150,000 ADSs, representing 9,200,000 common shares, occurred simultaneously.

The gross proceeds to the Company from this offering were approximately USD 9.2 million, before deducting underwriting discounts, commissions, and other offering expenses, including the exercise of the over-allotment option. Net proceeds are approximately USD 7.8 million. The financial effect of the IPO is not reflected in this interim report as they occurred after the reporting date.

10. Forward looking statements

In this report, forward-looking statements are based on management’s expectations at the time of the report. Although management considers the expectations to be reasonable, there is no guarantee that these expectations are or will prove to be correct. Accordingly, future outcomes may differ significantly from those expressed in the forward-looking statements due to such factors as changed market conditions for the Group’s services and more general changes in respect of economic, market and competitive conditions, changes in regulatory requirements and other policy measures and fluctuations in exchange rates. The Group does not undertake to update or correct such forward-looking statements, other than what is stipulated in law.

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Other information

The share

The share is listed on Nasdaq First North Stockholm as of July 18, 2019 (short name is ECOWVE and ISIN code is SE0012569663).

As of June 30, 2021, the total number of outstanding shares amounted to 35,194,844.

See also note 9 to the financial statements.

Certified advisor

FNCA Sweden AB is the Company’s Certified Adviser (+46 (0)8 528 00 399, info@fnca.se).

Largest shareholders as of June 30, 2021

As of 30 June 2021, the Company’s shares are owned by 3,502 shareholders. In the table below the Company’s largest shareholders are listed.

SHAREHOLDERS	SHARES/VOTES	PERCENT
David Leb	11,825,902	34%
Inna Braverman	11,750,000	33%
Pirveli Investments Ltd.	1,951,000	6%
Skandia Sverige Hållbar	455,195	1%
Fjärde AP-fonden	525,000	1%
Others	8,687,747	25%
Total	35,194,844	100%

Financial calendar

2020-11-25: Interim report for Jan-Sep 2021

For more information, please contact:

Inna Braverman, CEO

inna@ecowavepower.com

+972 350 940 17

Aharon Yehuda, CFO

aharon@ecowavepower.com

+972 362 028 07

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Eco Wave Power

Contact

Eco Wave Power Global AB (publ)
Strandvägen 7A, Stockholm, 11456, Sweden
Tel: +46-8-420-026-94 (calls from within Sweden)
Tel: +972-3-509-4017 (calls from outside of Sweden)

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info@ecowavepower.com
www.ecowavepower.com